Exhibit 99.1

ASML reports EUR 2.8 billion sales in Q3, expects EUR 3 billion sales in Q4
ASML sees further growth for 2019
VELDHOVEN, the Netherlands, October 17, 2018 - ASML Holding N.V. (ASML) today publishes its 2018 third-quarter results.

•	Q3 net sales of EUR 2.78 billion, net income EUR 680 million, gross margin 48.1 percent

•	ASML expects Q4 2018 net sales of about EUR 3.0 billion and a gross margin around 48 percent

(Figures in millions of euros unless otherwise indicated)	Q2 2018	Q3 2018
Net sales	2,740	2,776
...of which Installed Base Management sales [1]	654	695

New lithography systems sold (units)	50	51
Used lithography systems sold (units)	8	2

Net bookings [2]	1,952	2,200

Gross profit	1,187	1,336
Gross margin (%)	43.3	48.1

Net income	584	680
EPS (basic; in euros)	1.37	1.60

End-quarter cash and cash equivalents and short-term investments	2,980	2,948
(1) Installed Base Management sales equals our net service and field option sales.
(2) Net bookings do not include High-NA EUV orders. Q3 bookings include 1 EUV system to be shipped to collaborative Research Center (imec) which will not be recognized in revenue.
A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"Our third-quarter sales were as expected, and we booked system orders worth a total of 2.2 billion euros. Our gross margin was slightly above our expectations, reflecting the strength of our DUV and Applications business and progress in EUV profitability.
We shipped and recognized revenue for five EUV systems in the third quarter. In addition, we received five EUV orders. We expect to ship a total of 18 EUV systems this year. Our 2019 shipment plan is 30 systems as the first customers are about to start high volume production using EUV. We have made significant progress in the execution of our roadmap, accelerating the introduction of the higher-productivity system NXE:3400C, offering more than 155 wafers per hour. Shipment of this system is expected to start in the second half of 2019.
We currently see strong demand for our products in Logic and Memory continuing in 2019, which supports our Logic customers' advanced nodes production schedule. In the Memory segment, we see strong momentum continuing, as evidenced by our Q3 order intake," said ASML President and Chief Executive Officer Peter Wennink.
Q3 Product Highlights

•	In our EUV program, all systems shipped to customers meet specifications for high volume manufacturing. The progress in availability of EUV systems supports our customers' announced EUV ramp.

•
In our DUV lithography business, the introduction of the TWINSCAN NXT:2000i into the market is making significant progress and will be used for high-volume manufacturing in the 7-nanometer Logic and advanced DRAM nodes. Furthermore, the strong greenfield investments (in China and in other regions) will result in significant demand for ASML’s dry TWINSCAN scanners across all wavelengths.

•	In our Applications business, we have seen adoption of YieldStar 375 in 3D NAND manufacturing.

Outlook
For the fourth-quarter of 2018, ASML expects net sales of about EUR 3.0 billion, and a gross margin around 48 percent. R&D costs of about EUR 420 million, SG&A costs of about EUR 135 million. Our target effective annualized tax rate is around 14 percent.

Update Share Buyback Program
As part of ASML’s financial policy to return excess cash to shareholders through dividends and regularly timed share buybacks, in January 2018 ASML announced its intention to purchase up to EUR 2.5 billion of shares to be executed within the 2018–2019 time frame. ASML intends to cancel these shares after repurchase, with the exception of up to 2.4 million shares which will be used to cover employee share plans.
Through September 30, 2018, ASML has acquired 4.7 million shares under this program for a total consideration of EUR 801 million.
The current program may be suspended, modified or discontinued at any time. All transactions under this program are published on ASML’s website (www.asml.com/investors) on a weekly basis.

Media Relations Contacts	Investor Relations Contacts
Monique Mols, phone +31 6 5284 4418	Skip Miller, phone +1 480 235 0934
Lucas van Grinsven, phone +31 6 1019 9532	Marcel Kemp, phone +31 40 268 6494
Niclas Mika, phone +1 858 385 6623	Craig DeYoung, phone +852 2295 1168

Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Roger Dassen on October 17, 2018 at 15:00 Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 22,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of September 30, 2018, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and nine months ended September 30, 2018 as presented in this press release are unaudited.
As of Q3 2018, we will only publish financial statements in accordance with IFRS as adopted by the EU to the extent required for our interim and annual reporting.

Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, bookings, expected financial results and trends, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, and target effective annualized tax rate, and expected financial results and trends for the rest of 2018 and 2019, expected revenue growth and demand for ASML’s products in logic and memory, trends in DUV systems revenue and Holistic Lithography and installed based management revenues, expected industry trends and expected trends in the business environment, statements with respect to the commitment of customers to insert EUV into volume manufacturing by ordering systems, statements with respect to roadmap acceleration, including the introduction of higher productivity systems in 2019 (including the expected shipment of NXE:3400C and expected timing thereof) and the expected benefits, ASML’s commitment to volume manufacturing and secure system performance, shipments, and support for volume manufacturing, including availability, progress supporting EUV ramp and improving consistency, productivity, throughput, and production and service capability enabling required volume as planned, including expected shipments (including expected EUV shipments in Q4 2018 and the full year and planned EUV shipments in 2019), statements with respect to the expected benefits of the introduction of the new DUV system and expected demand for such system, the expected benefits of HMI’s e-beam metrology capabilities, including the expansion of ASML’s integrated Holistic Lithography solutions through the introduction of a new class of pattern fidelity control, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, DUV, Holistic Lithography and EUV providing unique value drivers for ASML and its customers, the expected continuation of Moore’s law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders through stable or growing dividends and regularly timed share buybacks in line with ASML’s policy, statements with respect to the share repurchase plan for 2018-2019, including the intention to use certain shares to cover employee share plans and cancel the rest of the shares upon repurchase, and statements with respect to the expected impact of accounting standards. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of and demand for new products including EUV and DUV, the number and timing of EUV and DUV systems shipped and recognized in revenue, timing of EUV orders and the risk of order cancellation or push out, EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to successfully integrate acquired businesses to create value for our customers, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

3